UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-QSB   ☐ Form N-SAR

For Period Ended: August 31, 2021

 ☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
 ☐    Transition Report on Form 11-K
 ☐    Transition Report on Form 10-Q
    ☐    Transition Report on Form N-SAR

For the Transition Period Ended: _______________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: EACO Corporation

Address of Principal Executive Office (Street and Number): 5065 East Hunter Avenue

City, State and Zip Code: Anaheim, CA 92807

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing EACO Corporation’s (the Company) Annual Report on Form 10-K for the year ended August 31, 2021 because the Company needs additional time to complete the report and its auditors need additional time to complete the audit of the Company’s financial statements for the year ended August 31, 2021.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Narikawa	(714) 693-2901
(Name)	(Area Code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports(s) ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The filing by the Company of its Annual Report will be delayed due to the Company and its auditors unable, without unreasonable effort or expense, to complete the financial information and other disclosures for the Form 10-K on or before August 31, 2021. Recent audit findings are requiring additional time to quantitate current and prior year effects of these audit findings. The additional time is required by the Company and its auditors to complete various valuation analyses of the Company’s prepaid inventory and recording of unclaimed property that will effect current and prior year results of operations. Because the valuation analyses are not yet complete and the results of such analyses impact the Company’s results of operations, the Company is unable to provide a reasonable estimate of the Company’s results of operations for the fiscal year ended August 31, 2021 as of the date hereof. The Company expects to file its Annual Report no later than December 14, 2021.

Date: November 29, 2021

By:	/s/ Michael Narikawa
Michael Narikawa
Title: Controller (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.